Crowdmed

BALANCE SHEET

As of September 30, 2018

	JUL - SEP, 2018
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	467,803.14
PayPal 2	1,736.15
Wells Fargo	5,740.00
Total Bank Accounts	**$475,279.29**
Accounts Receivable	
Accounts Receivable (A/R)	500.00
Total Accounts Receivable	**$500.00**
Other Current Assets	
Inventory Asset	600.00
Loan to Rebekah Castaneda	0.00
Rent Deposit	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$600.00**
Total Current Assets	**$476,379.29**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	21,238.60
Computer Rental	145.00
Total Computer & Technology	**21,383.60**
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$6,392.77**
TOTAL ASSETS	**$482,772.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Gold (51002)	22,048.98
Total Credit Cards	**$22,048.98**
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-563,356.14
AZ Withholding	6,228.74
CA SDI	12,090.83
CA State Income	90,650.97
Federal Income Tax Withholding	302,643.90
FICA Withholding	134,679.21
GA State Tax	9,794.51
NY City Tax	2,692.43

	JUL - SEP, 2018
NY SDI	61.10
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-589.08**
Total Other Current Liabilities	**$4,480.82**
Total Current Liabilities	**$26,529.80**
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt B	1,894,332.16
Total Long-Term Liabilities	**$4,324,624.60**
Total Liabilities	**$4,351,154.40**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-3,595,016.02
Shareholder Distribution	147.74
Treasury Stock	-3,250.60
Net Income	-287,924.31
Total Equity	**$ -3,868,382.34**
TOTAL LIABILITIES AND EQUITY	**$482,772.06**